UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42181

Primega Group Holdings Limited

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street

San Po Kong

Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Resignation of Chief Executive Officer and Chief Financial Officer

In July 2025, the Board of Directors (the “Board”) of Primega Group Holdings Limited (the “Company”) received and accepted the resignation of Mr. Man Siu Ming (“Mr. Man”) from his position as Chief Executive Officer and the resignation of Mr. Lau Mei Suen (“Mr. Lau”) from his position as Chief Financial Officer, both effective immediately. Each of Mr. Man and Mr. Lau resigned for personal reasons and not due to any disagreement with the Company or the Board on any matter relating to the Company’s operations, policies, or practices. Mr. Man will continue to serve the Company as General Manager.

Appointment of Chief Executive Officer and Chief Financial Officer

Effective July 16, 2025, the Board appointed Mr. Tan Yu (“Mr. Tan”) as Chief Executive Officer and Ms. Liu Wei (“Ms. Liu”) as Chief Financial Officer of the Company.

Mr. Tan holds a Bachelor’s degree from Jilin University. He has served in multiple C-suite roles across a range of companies, where he was responsible for corporate operations, strategic planning, and organizational oversight. His experience spans several industries and includes both managing day-to-day business activities and directing long-term initiatives. Mr. Tan will contribute to the Company’s overall management and support the execution of its strategic objectives.

Ms. Liu holds a Bachelor’s degree in Finance from Heilongjiang University of Commerce. She has experience in financial management and compliance, including a prior role as finance manager with responsibilities encompassing budgeting, internal controls, and the implementation of financial systems. Ms. Liu will contribute to the Company’s financial operations and ongoing compliance initiatives.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRIMEGA GROUP HOLDINGS LIMITED

By:	/s/ Tan Yu
Name:	Tan Yu
Title:	Chief Executive Officer, Chairman of the Board and Director

Date: July 16, 2025